Exhibit (d)(2)

FIRST SUPPLEMENTAL INDENTURE

This First Supplemental Indenture (“Supplemental Indenture”) is dated as of December 1, 2011 between Global Industries, Ltd., a Louisiana corporation (the “Issuer”), and Wells Fargo Bank, National Association, a national banking association, as trustee under the Indenture defined below (the “Trustee”).

W I T N ES S E T H

WHEREAS, the Issuer and the Trustee are parties to that certain Indenture, dated as of July 27, 2007 (the “Indenture”), pursuant to which the Issuer issued its 2.75% Senior Convertible Notes due 2027 (the “Debentures”);

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of September 11, 2011 (the “Merger Agreement”), among the Issuer, Technip S.A., a société anonyme organized under the laws of France (“Technip”), and Apollon Merger Sub B, Inc., a Louisiana corporation and an indirect wholly owned subsidiary of Technip (“Merger Sub”), Merger Sub will merge with and into the Issuer (the “Merger”) and the Issuer will continue as the surviving corporation;

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, at the effective time of the Merger, each share of the Issuer’s common stock, par value $0.01 per share (“Common Stock”), will be converted into the right to receive $8.00 in cash, without interest;

WHEREAS, in connection with the foregoing, Section 10.07 of the Indenture provides that the Issuer and the Trustee shall execute a supplemental indenture providing that the Debentures shall, without the consent of any Holders of Debentures, become convertible into the amount of cash that Holders would have been entitled to receive upon the consummation of the Merger had each $1,000 principal amount of the Debentures been converted into a number of shares of Common Stock equal to the Conversion Rate immediately prior to the Merger;

WHEREAS, the Issuer desires and hereby requests that the Trustee join with it in the execution and delivery of this Supplemental Indenture, and in accordance with Section 10.10 and Section 11.04 of the Indenture, has delivered an Officers’ Certificate and an Opinion of Counsel to the Trustee responsive to and in compliance with the matters stated therein; and

WHEREAS, all conditions necessary to authorize the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed by the Issuer.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, the Issuer and the Trustee agree as follows for the equal and ratable benefit of each other and the Holders of the Debentures:

ARTICLE 1
Definitions

Section 1.01.  General.  Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

ARTICLE 2
Agreements of Parties

Section 2.01.  Volume Weighted Average Price.  The definition of the Volume Weighted Average Price in the Indenture is hereby amended and restated in its entirety as follows:

“Volume Weighted Average Price” or “Volume Weighted Average Price of the Common Stock” means $8.00.

Section 2.02.  Conversion of Debentures.  In accordance with Section 10.07 of the Indenture, from and after the date of this Supplemental Indenture, the Debentures shall solely be convertible into the amount of cash (the “Applicable Consideration”) that Holders would have been entitled to receive upon the consummation of the Merger had each $1,000 principal amount of the Debentures been converted into a number of shares of Common Stock equal to the Conversion Rate immediately prior to the Merger. Accordingly, each $1,000 principal amount of Debenture shall hereafter be convertible, in lieu of common stock, solely into an amount of cash equal to the Conversion Rate multiplied by $8.00.  As required by Section 10.07 of the Indenture, the provisions for settlement upon conversion set forth in Section 10.13 and Section 10.14 of the Indenture and the conditions specified in Section 10.01 of the Indenture, shall continue to apply mutatis mutandis, to the Holders’ right to convert the Debentures into the Applicable Consideration.

ARTICLE 3
Miscellaneous Provisions

Section 3.01.  Effectiveness; Construction.  This Supplemental Indenture shall become effective upon its execution and delivery by the Issuer and the Trustee and as of the date hereof. Upon such effectiveness, the Indenture shall be supplemented in accordance herewith. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Debentures heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.02.  Indenture Remains in Full Force and Effect.  Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.03.  Trustee Matters.  The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The Issuer agrees to compensate, reimburse and indemnify the Trustee in connection with this Supplemental Indenture in accordance with the provisions of Section 7.07 of the Indenture. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Issuer and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.04.  No Third-Party Beneficiaries.  Nothing in this Supplemental Indenture, express or implied, shall give to any Person, other than the parties to the Indenture, as supplemented hereby, and their successors, and to the Holders of the Debentures, any benefit of any legal or equitable right, remedy or claim under the Indenture, as supplemented hereby.

Section 3.05.  Severability.  In case any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be impaired thereby.

Section 3.06.  Headings.  The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only and are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.07.  Successors.  All agreements of the Issuer and the Trustee in this Supplemental Indenture shall bind their respective successors.

Section 3.08.  Governing Law.  This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Section 3.09.  Counterpart Signatures.  This Supplemental Indenture may be signed by the parties hereto in multiple counterparts. Each signed counterpart shall be deemed an original, but all of them together shall represent the same agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

GLOBAL INDUSTRIES, LTD.

By:	/s/ John M. Freeman
	Name:	John M. Freeman
	Title:	Secretary

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Lynn M. Steiner
	Name:	Lynn M. Steiner
	Title:	Vice President

[Signature page to First Supplemental Indenture]